                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM U-3A-2                 File No. 69-00410

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                                 UGI CORPORATION
                              460 NORTH GULPH ROAD
                            KING OF PRUSSIA, PA 19406

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

      1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

      UGI Corporation (the "Company" or "UGI") was incorporated as a stock corporation under the laws of Pennsylvania on December 20, 1991. The Company's principal office is located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

      UGI is a holding company which as of December 31, 2004 owned directly or indirectly the following subsidiaries (excluding EWGs which are described in Section 4a):

            a. UGI Utilities, Inc. ("UGI Utilities") is a public utility company incorporated in Pennsylvania that owns and operates (i) a natural gas distribution utility serving 15 counties in eastern and southcentral Pennsylvania, and (ii) an electric utility serving parts of Luzerne and Wyoming Counties in northeastern Pennsylvania.

            b. AmeriGas, Inc. is a holding company incorporated under the laws of Pennsylvania. Through its subsidiaries, AmeriGas, Inc. owns approximately 46% of AmeriGas Partners, L.P., a Delaware limited partnership (the "Partnership"). The Partnership conducts a propane distribution business from approximately 650 district locations in 46 states through its 98.9% owned subsidiary AmeriGas Propane, L.P., a Delaware limited partnership and its subsidiary, AmeriGas Eagle Propane, L.P., a Delaware limited partnership. AmeriGas Propane, Inc., a Pennsylvania corporation, is a wholly owned subsidiary of AmeriGas, Inc. and the sole general partner of the Partnership and AmeriGas Propane, L.P. AmeriGas, Inc. is also the parent company of Four Flags Drilling Company, Inc., an inactive Pennsylvania corporation.

                        AmeriGas Propane, Inc. is the parent company of (i) AmeriGas Technology Group, Inc., a Pennsylvania corporation engaged in the commercialization of a patented process for use by waste treatment facilities, and (ii) Petrolane Incorporated, a Pennsylvania holding company.

                        AmeriGas Partners, L.P. is the parent company of AmeriGas Finance Corp., AmeriGas Eagle Finance Corp. and AP Eagle Finance Corp., each a Delaware corporation that serves as co-obligor for certain debt securities of the Partnership.

                        AmeriGas Propane, L.P. is the parent company of (i) AmeriGas Propane Parts & Service, Inc., a Pennsylvania corporation which sells appliance parts and fittings and services propane appliances, (ii) AmeriGas Eagle Propane, Inc. a holding company incorporated under the laws of Delaware, and (iii) AmeriGas Eagle Propane, L.P.

                        AmeriGas Eagle Propane, L.P. is the parent company of AmeriGas Eagle Parts & Service, Inc., a Pennsylvania corporation which sells appliance parts and fittings and services propane appliances.

                        AmeriGas Eagle Propane, Inc. is the parent company of
(i) AmeriGas Eagle Holdings, Inc., a Delaware corporation and the sole general partner of AmeriGas Eagle Propane, L.P. and (ii) AmerE Holdings, Inc., an inactive Delaware corporation.

                        AmeriGas Eagle Holdings, Inc., is the parent company of Active Propane of Wisconsin, LLC, a Delaware limited liability company.

            c. UGI Enterprises, Inc. is a Pennsylvania corporation that is a holding company. Through its wholly owned subsidiary, UGI Energy Services, Inc. ("Energy Services"), a Pennsylvania corporation, it markets natural gas, oil and electricity in the eastern region of the United States under the trade name of GASMARK. UGI Asset Management, Inc., a holding company, is a wholly owned subsidiary of Energy Services. Through its wholly owned subsidiary Atlantic Energy, Inc., UGI Asset Management, Inc. operates a propane import and storage facility in Virginia. UGID Holding Company, a Delaware corporation, is a Delaware investment holding company and a wholly owned subsidiary of UGI Development Company, a Pennsylvania corporation and a wholly owned subsidiary of Energy Services which is more fully described below in Section 4a. UGI Hunlock Development Company, a Pennsylvania corporation, is a wholly owned subsidiary of UGI Development Company more fully described in Section 4a. Energy Services Funding Corporation, a Delaware corporation and a wholly owned subsidiary of Energy Services, is a special purpose Delaware corporation which purchases and sells receivables of Energy Services under a receivables securitization facility with an issuer of commercial paper. Homestead Holding Company, a Delaware corporation and a wholly owned subsidiary of Energy Services is an investment holding company. Hellertown Pipeline Company, a Pennsylvania corporation and a wholly owned subsidiary of Energy Services, owns and operates an intrastate natural gas pipeline.

                        UGI Power Supply, Inc., also a Pennsylvania corporation, is an inactive wholly owned subsidiary of UGI Enterprises, Inc.

                        EuroGas Holdings, Inc., a Delaware corporation, is an inactive wholly owned subsidiary of UGI Enterprises, Inc.

                        CFN Enterprises, Inc., a Delaware corporation and a wholly owned subsidiary of UGI Enterprises, Inc., is engaged in the clean fuel-related business.

                        UGI HVAC Enterprises, Inc., a Delaware corporation and a wholly owned subsidiary of UGI Enterprises, Inc., is engaged in the heating, ventilating, air conditioning, plumbing and refrigeration business.

                        Energy development partnerships in international markets are pursued through the following wholly owned subsidiaries of UGI Enterprises,
Inc.: (i) UGI Black Sea Enterprises, Inc., a Pennsylvania corporation, (ii) UGI International (Romania), Inc., a Pennsylvania corporation, (iii) UGI Romania, Inc., a Pennsylvania corporation, (iv) UGI International (China), Inc., a Delaware corporation, (v) UGI China, Inc., a Delaware corporation, and (vi) UGI Southwest China Development Company, LLC, a Delaware limited liability company.

                        UGI International Enterprises, Inc. is the parent company of UGI France, Inc., a Delaware holding company. UGI France, Inc. is the sole member of UGI Finance, LLC, a Delaware limited liability company. UGI Bordeaux Holding is a wholly owned French subsidiary of UGI France, Inc., and the parent company of AGZ Holding, a French company. AGZ Holding is the parent company of (i) AGZ Finance, a French finance company and (ii) Antargaz, a French liquefied petroleum gas ("LPG") distribution company. The following French subsidiaries of Antargaz are engaged in the business of LPG distribution, logistics or storage: (i) Wogegal, the parent company of Aquitaine Pyrenees Gaz,
(ii) Gaz Est Distribution, (iii) Nord GPL, (iv) Floregaz, (v) Norgal, (vi) Rhone Mediterranee Gaz, (vii) Rhone Gaz, (viii) Sigap Ouest, and (ix) Sobegal.

                        Eastfield International Holdings, Inc. ("Eastfield") is a wholly owned subsidiary of UGI Enterprises and the parent company of Flaga GmbH ("FLAGA"), an Austrian limited liability company. FLAGA conducts a propane distribution business from locations in Austria, Switzerland, the Czech Republic and Slovakia. In Switzerland, the Czech Republic and Slovakia, FLAGA conducts its distribution business by and through its wholly owned subsidiaries, (i) Flaga Suisse GmbH, a Swiss limited liability company, (ii) Flaga Plyn spol. s.r.o., a Czech limited liability company, and (iii) Flaga SlovPlyn, spol. s.r.o., a Slovakian limited liability company. Additionally, Flaga Plyn spol. s.r.o. owns 100% of LPG Technik s.r.o., which provides LPG service and installation work in the Czech Republic. FLAGA is also the parent company of Flaga Energieversorgungs GmbH, a German limited liability company, which is currently in liquidation.

            d. UGI Properties, Inc. is a Pennsylvania corporation that owns UGI's corporate headquarters building in King of Prussia, Pennsylvania.

            e. Ashtola Production Company is an inactive Pennsylvania corporation.

                  Ashtola Production Company is the parent company of UGI Ethanol Development Corporation, an inactive Pennsylvania corporation.

            f. United Valley Insurance Company, a Vermont corporation, provides auto liability insurance and medical stop loss coverage to UGI and certain of its subsidiaries.

            g. Newbury Holding Company is a Delaware investment holding company.

      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      The Company does not directly own any such properties.

      The Company's subsidiary public utility company, UGI Utilities, Inc., owns the following properties and related land rights used for the (1) transmission and distribution of electric energy for sale to customers in all or portions of two counties in which it has been granted authority to provide electric distribution service and (2) the distribution of natural gas in all or portions of 15 counties in eastern and southcentral Pennsylvania in which it has been granted authority to provide natural gas distribution service:

            - Transmission lines: 2,146 miles of electric transmission and distribution lines and related facilities.

            - Electric distribution facilities: 21 substations, transformers and associated distribution facilities located in the service area, in addition to the distribution lines referred to above.

            - Approximately 4,900 miles of gas mains, related service facilities and land rights, for the distribution of natural gas within the service area.

      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

      a. Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

            -     None by UGI

            -     UGI Utilities

                        Retail Electricity              989,520,026  kwh.
                        Wholesale Electricity            90,702,751
                                                        -----------
                                    Total             1,080,222,777  kwh.

                        Retail Gas                       34,792,000  Mcf.
                        Gas Transportation               47,079,000
                                                        -----------
                                    Total                81,871,000  Mcf.

      b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

            -     None by UGI or UGI Utilities

      c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

            -     None by UGI.

            -     UGI Utilities -  0 kwh. of Electricity
                                   7,732,622 Mcf. of Gas

NOTE: UGI Utilities' principal business is the distribution of natural gas exclusively within the Commonwealth of Pennsylvania. Incidental to its principal business, UGI Utilities may, from time to time, sell natural gas to other gas utilities or brokers on a wholesale basis. Some of these transactions may take place outside the state.

      d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

            -     None by UGI

            -     UGI Utilities -  0 kwh. of Electricity
                                   46,742,000 Mcf. of Gas

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

      a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      Energy Services' wholly owned subsidiary UGI Development Company ("UGID"), located at 390 Route 11, Hunlock Creek, Pennsylvania 18621-0224, is an EWG which owns a 5.97% interest in Conemaugh Station, a 1700 megawatt coal-fired steam electric generation facility located near Johnstown, Pennsylvania. UGID's wholly owned subsidiary, UGI Hunlock Development Company ("UGIHDC"), owns a 50% partnership interest in Hunlock Creek Energy Ventures ("HCEV"), an EWG which owns a 48 megawatt, coal-fired steam electric generation station and a 44 megawatt gas-fired turbine generator in Hunlock Creek, Pennsylvania. UGID operates the two generators for the partnership.

      b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      UGI Corporation owns 100% of UGI Enterprises, Inc., which owns 100% of Energy Services, which owns 100% of UGID. UGID owns 100% of UGIHDC, which owns a 50% interest in HCEV, an EWG which is a general partnership.

      c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

            -     Energy Services' investment in UGID EWG - $66,928,000

            -     UGIHDC investment in HCEV EWG - $1,527,704

            - The Company has guaranteed UGID's obligations as a member of the PJM Interconnection LLC in the amount of $250,000.

            - The Company has guaranteed UGID's sales obligations in the amount of $5,000,000.

            - The Company has not made any direct or indirect guarantee of the security of UGID or HCEV.

      d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

            -     UGID capitalization as of 12/31/04 was $68,672,000.

            -     UGID earnings during the reporting period were $4,566,943.

            - HCEV capitalization - Each partner as of 12/31/04 has 50% equity interest in $28,107,674 equaling $14,053,837 each.

            -     HCEV earnings during the reporting period were $0.

      e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

      UGID purchases power from HCEV pursuant to HCEV's market based rate tariff. HCEV also has an agreement with UGI Utilities permitting HCEV to interconnect its generating facilities with UGI Utilities' transmission and distribution system. UGI Utilities and UGI Corporation perform administrative services for UGID such as payroll, human resources and legal services pursuant to an administrative services agreement under which the cost of the service is allocated to UGID. UGID operates two generation facilities located at Hunlock Creek, Pennsylvania pursuant to an operating agreement with HCEV, under which UGID is reimbursed for its costs. Energy Services supplies natural gas and gas supply management services to HCEV at market prices under two agreements.

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2005.

                                         UGI CORPORATION
                                         (Name of claimant)

                                         By: /s/ Anthony J. Mendicino
                                             --------------------------------
                                                 Anthony J. Mendicino
                                            Senior Vice President - Finance and
                                                  Chief Financial Officer

CORPORATE SEAL

Attest:

/s/ Margaret M. Calabrese
------------------------------
Margaret M. Calabrese
Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                              Margaret M. Calabrese
                                    Secretary
                                 UGI Corporation
                              460 North Gulph Road
                            King of Prussia, PA 19406

                                    EXHIBIT A

      A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last fiscal year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such fiscal year.

      Attached to this Form U-3A-2 as Exhibit A.

                                    EXHIBIT B

      A Financial Data Schedule setting forth the financial and other data that is applicable to the registrant on a consolidated basis.

      Pursuant to SEC Release No. 33-7855, registrants need not file this exhibit.

                                    EXHIBIT C

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                 UGI CORPORATION
                                        |
                              UGI ENTERPRISES, INC.
                                        |
                            UGI ENERGY SERVICES, INC.
                                        |
                             UGI DEVELOPMENT COMPANY
                             /                      \
           UGID HOLDING COMPANY          UGI HUNLOCK DEVELOPMENT COMPANY

                                    EXHIBIT A
                        UGI CORPORATION AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               SEPTEMBER 30, 2004
                                   (Unaudited)
                              (Millions of dollars)


                                                          Consolidated  Eliminations              Newbury      UGI
                                                              UGI          and           UGI      Holding   Utilities, AmeriGas,
                                                             Corp.      Adjustments     Corp.     Company      Inc.      Inc.
                                                          ------------  ------------  ---------  ---------  ---------- ---------
ASSETS

     CURRENT ASSETS:
        Cash and cash equivalents                          $  149.6      $       -    $     0.7   $   51.6   $      -  $    42.4
        Short-term investments                                 50.0           (1.4)           -       50.0          -          -
        Accounts receivable                                   367.3         (119.0)         4.2      113.7       38.9      144.6
        Accrued utility revenues                                9.7              -            -          -        9.7          -
        Inventories                                           198.4              -            -          -       65.2       84.7
        Deferred income taxes                                  14.9              -          0.2          -        7.2        8.9
        Prepaid expenses and other current assets              46.6            1.2          0.4          -        8.8       26.0
                                                           --------      ---------    ---------   --------   --------  ---------
           Total current assets                               836.5         (119.2)         5.5      215.3      129.8      306.6

     INVESTMENTS IN SUBSIDIARIES                                  -         (956.1)       956.1          -          -          -

     PROPERTY, PLANT AND EQUIPMENT
        Gross property, plant and equipment                 2,674.3              -          0.4          -      944.3    1,121.3
        Less:  Accumulated depreciation and amortization      892.4              -          0.4          -      313.0      528.3
                                                           --------      ---------    ---------   --------   --------  ---------
           Net property, plant and equipment                1,781.9              -            -          -      631.3      593.0

     OTHER ASSETS
        Goodwill and excess reorganization value            1,245.9              -            -          -          -      608.1
        Intangible assets                                     184.4              -            -          -          -       28.6
        Utility regulatory assets                              65.0              -            -          -       65.0          -
        Other assets                                          121.7         (298.9)        11.4      275.8       29.7       32.1
                                                           --------      ---------    ---------   --------   --------  ---------
           Total assets                                    $4,235.4      $(1,374.2)   $   973.0   $  491.1   $  855.8  $ 1,568.4
                                                           ========      =========    =========   ========   ========  =========

                                                                         United
                                                              UGI        Valley         Ashtola         UGI
                                                           Properties,  Insurance     Production    Enterprises,
                                                              Inc.       Company       Company          Inc.
                                                          ------------  ---------     -----------   -------------
ASSETS

     CURRENT ASSETS:
        Cash and cash equivalents                          $      -     $  3.3          $  0.1       $     51.5
        Short-term investments                                    -        1.4               -                -
        Accounts receivable                                       -        0.4               -            184.5
        Accrued utility revenues                                  -          -               -                -
        Inventories                                               -          -               -             48.5
        Deferred income taxes                                     -        0.1               -             (1.5)
        Prepaid expenses and other current assets               0.1        0.1               -             10.0
                                                           --------     ------          ------       ----------
           Total current assets                                 0.1        5.3             0.1            293.0

     INVESTMENTS IN SUBSIDIARIES                                  -          -               -                -

     PROPERTY, PLANT AND EQUIPMENT
        Gross property, plant and equipment                    10.7          -               -            597.6
        Less:  Accumulated depreciation and amortization        3.0          -               -             47.7
                                                           --------     ------          ------       ---------
           Net property, plant and equipment                    7.7          -               -            549.9

     OTHER ASSETS
        Goodwill and excess reorganization value                  -          -               -            637.8
        Intangible assets                                         -          -               -            155.8
        Utility regulatory assets                                 -          -               -                -
        Other assets                                            0.1        1.3               -             70.2
                                                           --------     ------          ------       ----------
           Total assets                                    $    7.9     $  6.6          $  0.1       $  1,706.7
                                                           ========     ======          ======       ==========

                        UGI CORPORATION AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               SEPTEMBER 30, 2004
                                   (Unaudited)
                              (Millions of dollars)

                                                          Consolidated   Eliminations               Newbury      UGI
                                                              UGI            and           UGI      Holding   Utilities,   AmeriGas,
                                                              Corp.      Adjustments      Corp.     Company      Inc.        Inc.
                                                          -------------  ------------   --------   ---------  ----------   ---------
LIABILITIES  AND  STOCKHOLDERS'  EQUITY

     CURRENT LIABILITIES
        Current maturities of long-term debt               $   122.8      $       -     $     -     $     -    $   20.0    $   60.1
        Bank loans                                              78.1              -           -           -        60.9           -
        UGI Utilities preferred shares subject to
           mandatory redemption                                 20.0              -           -           -        20.0           -
        Accounts payable                                       323.8           (9.6)       10.1           -        60.1       112.3
        Accounts payable - intercompany                          0.1           (5.5)        0.1           -         2.6         1.2
        Employee compensation and benefits accrued              87.7           13.1         2.7           -        12.6        30.0
        Dividends and interest accrued                          43.0           (5.5)        1.9           -         6.3        30.6
        Income taxes accrued                                     2.0              -         0.3         0.5         2.1        (0.4)
        Deposits and advances                                   98.7              -           -           -        17.0        78.9
        Other current liabilities                              146.6           (0.1)        1.0           -        21.3        40.0
                                                           ---------      ---------     -------     -------    --------    --------
           Total current liabilities                           922.8           (7.6)       16.1         0.5       222.9       352.7

     DEBT AND OTHER LIABILITIES
        Long-term debt                                       1,547.3         (384.2)      100.0           -       197.2       841.3
        Deferred income taxes                                  441.4          (12.1)          -           -       158.1       159.8
        Deferred investment tax credits                          7.6              -           -           -         7.6           -
        Other noncurrent liabilities                           303.8          (13.1)       22.8           -         9.9        60.3

     MINORITY INTEREST
        Minority interests, principally in                    178.4              -           -           -           -       162.5
          AmeriGas Partners

     COMMON STOCKHOLDERS' EQUITY
        Common Stock                                               -          (60.4)          -           -        60.3           -
        Additional paid-in-capital                             762.8       (1,335.5)      762.6       665.7        79.8       366.2
        Retained earnings (accumulated deficit)                146.2          461.8       146.2      (175.1)      121.5      (377.1)
        Accumulated comprehensive income (loss)                 22.6          (23.1)       22.6           -        (1.5)        2.7
        Notes receivable from employees                         (0.2)             -           -           -           -           -
                                                           ---------      ---------     -------     -------    --------    --------
                                                               931.4         (957.2)      931.4       490.6       260.1        (8.2)
        Less:  treasury stock, at cost                         (97.3)             -       (97.3)          -           -           -
                                                           ---------      ---------     -------     -------    --------    --------
           Total common stockholders' equity                   834.1         (957.2)      834.1       490.6       260.1        (8.2)
                                                           ---------      ---------     -------     -------    --------    --------
           Total liabilities and stockholders' equity      $ 4,235.4      $(1,374.2)    $ 973.0     $ 491.1    $  855.8    $1,568.4
                                                           =========      =========     =======     =======    ========    ========

                                                                            United
                                                             UGI            Valley          Ashtola           UGI
                                                          Properties,     Insurance       Production       Enterprises,
                                                             Inc.           Company         Company           Inc.
                                                          ----------     ------------    ------------    --------------
LIABILITIES  AND  STOCKHOLDERS'  EQUITY

     CURRENT LIABILITIES
        Current maturities of long-term debt               $   0.6          $    -         $   -           $   42.1
        Bank loans                                               -               -             -               17.2
        UGI Utilities preferred shares subject to
           mandatory redemption                                  -               -             -                  -
        Accounts payable                                         -               -             -              150.9
        Accounts payable - intercompany                          -               -             -                1.7
        Employee compensation and benefits accrued               -               -             -               29.3
        Dividends and interest accrued                         0.1               -             -                9.6
        Income taxes accrued                                     -             0.2             -               (0.7)
        Deposits and advances                                    -               -             -                2.8
        Other current liabilities                                -             2.9             -               81.5
                                                           -------          ------         -----           --------
           Total current liabilities                           0.7             3.1             -              334.4

     DEBT AND OTHER LIABILITIES
        Long-term debt                                         9.4               -             -              783.6
        Deferred income taxes                                  0.2             0.3             -              135.1
        Deferred investment tax credits                          -               -             -                  -
        Other noncurrent liabilities                             -               -             -              223.9

     MINORITY INTEREST
        Minority interests, principally in                       -               -             -               15.9
          AmeriGas Partners

     COMMON STOCKHOLDERS' EQUITY
        Common Stock                                             -             0.1             -                  -
        Additional paid-in-capital                             6.6             0.4           9.9              207.1
        Retained earnings (accumulated deficit)               (8.8)            2.2          (9.8)             (14.7)
        Accumulated comprehensive income (loss)                  -             0.5             -               21.4
        Notes receivable from employees                       (0.2)              -             -                  -
                                                           -------          ------         -----           --------
                                                              (2.4)            3.2           0.1              213.8
        Less:  treasury stock, at cost                                           -             -                  -
                                                           -------          ------         -----           --------
           Total common stockholders' equity                  (2.4)            3.2           0.1              213.8
                                                           -------          ------         -----           --------
           Total liabilities and stockholders' equity      $   7.9          $  6.6         $ 0.1           $1,706.7
                                                           =======          ======         =====           ========

                        UGI CORPORATION AND SUBSIDIARIES
                        CONSOLIDATING STATEMENT OF INCOME
                      FOR THE YEAR ENDED SEPTEMBER 30, 2004
                                   (Unaudited)
                              (Millions of dollars)

                                                          Consolidated    Eliminations               Newbury     UGI
                                                              UGI              and          UGI      Holding  Utilities,  AmeriGas,
                                                             Corp.         Adjustments     Corp.     Company     Inc.        Inc.
                                                          ------------   -------------    -------    -------  ----------  ----------
REVENUES
     AmeriGas Propane                                      $ 1,775.9       $     -        $    -     $     -  $      -    $ 1,775.9
     Utilities                                                 650.1             -             -           -     650.1            -
     International Propane                                     333.4             -             -           -         -            -
     Energy Services and other                               1,025.3          (3.1)            -           -         -            -
                                                           ---------       -------        ------     -------  --------    ---------
                                                             3,784.7          (3.1)            -           -     650.1      1,775.9

COSTS AND EXPENSES
     Cost of sales                                           2,526.9             -             -           -     412.2      1,029.2
     Operating and administrative expenses                     790.5         (27.1)         24.5           -     104.5        501.1
     Utility taxes other than income taxes                      12.5             -             -           -      12.5            -
     Depreciation and amortization                             132.3             -             -           -      22.5         80.7
     Other income, net                                          (8.8)         24.0         (24.0)       (1.2)     (2.6)       (11.1)
                                                           ---------       -------        ------     -------  --------    ---------
                                                             3,453.4          (3.1)          0.5        (1.2)    549.1      1,599.9
                                                           ---------       -------        ------     -------  --------    ---------
OPERATING INCOME (LOSS)                                        331.3             -          (0.5)        1.2     101.0        176.0
Income from equity investees                                    11.3             -             -           -         -          0.7
Interest (expense) income                                     (119.1)            -          (2.2)       10.7     (17.9)       (83.1)
Minority interests, principally in AmeriGas Partners           (47.5)            -             -           -         -        (47.6)
                                                           ---------       -------        ------     -------  --------    ---------
INCOME BEFORE INCOME TAXES                                     176.0             -          (2.7)       11.9      83.1         46.0
Income tax (expense) benefit                                   (64.4)            -           1.3        (4.0)    (34.1)       (16.6)
Equity in income of subsidiaries                                   -        (113.0)        113.0           -         -            -
                                                           ---------       -------        ------     -------  --------    ---------
NET INCOME                                                 $   111.6       $(113.0)       $111.6     $   7.9  $   49.0    $    29.4
                                                           =========       =======        ======     =======  ========    =========

                                                                               United
                                                                 UGI           Valley          Ashtola           UGI
                                                             Properties,      Insurance      Production      Enterprises,
                                                                Inc.           Company         Company           Inc.
                                                            ------------    ------------   --------------   --------------
REVENUES
     AmeriGas Propane                                        $      -          $    -          $     -        $       -
     Utilities                                                      -               -                -                -
     International Propane                                          -               -                -            333.4
     Energy Services and other                                    1.6             1.5                -          1,025.3
                                                             --------          ------          -------        ---------
                                                                  1.6             1.5                -          1,358.7

COSTS AND EXPENSES
     Cost of sales                                                  -               -                -          1,085.5
     Operating and administrative expenses                        1.0             0.9                -            185.6
     Utility taxes other than income taxes                          -               -                -                -
     Depreciation and amortization                                0.3               -                -             28.8
     Other income, net                                              -            (0.2)               -              6.3
                                                             --------          ------          -------        ---------
                                                                  1.3             0.7                -          1,306.2
                                                             --------          ------          -------        ---------
OPERATING INCOME (LOSS)                                           0.3             0.8                -             52.5
Income from equity investees                                        -               -                -             10.6
Interest (expense) income                                        (0.4)              -                -            (26.2)
Minority interests, principally in AmeriGas Partners                -               -                -              0.1
                                                             --------          ------          -------        ---------
INCOME BEFORE INCOME TAXES                                       (0.1)            0.8                -             37.0
Income tax (expense) benefit                                        -            (0.3)               -            (10.7)
Equity in income of subsidiaries                                    -               -                -                -
                                                             --------          ------          -------        ---------
NET INCOME                                                   $   (0.1)         $  0.5          $     -        $    26.3
                                                             ========          ======          =======        =========

                        UGI CORPORATION AND SUBSIDIARIES
       CONSOLIDATING STATEMENT OF RETAINED EARNINGS (ACCUMULATED DEFICIT)
                      FOR THE YEAR ENDED SEPTEMBER 30, 2004
                                   (Unaudited)
                              (Millions of dollars)

                                                                                                                            United
                                  Consolidated   Eliminations                Newbury       UGI                    UGI       Valley
                                      UGI             and          UGI       Holding    Utilities,   AmeriGas, Properties, Insurance
                                     Corp.        Adjustments     Corp.      Company       Inc.        Inc.       Inc.      Company
                                  -------------  -------------   --------   ---------   ----------  ---------- ----------- ---------
Balance at September 30, 2003         $ 90.9       $ 475.9        $ 90.9    $ (183.0)    $ 117.5    $ (367.6)    $ (8.7)     $ 1.7

     Net income (loss)                 111.6        (113.0)        111.6         7.9        49.0        29.4       (0.1)       0.5

     Dividends on Common Stock         (56.3)         98.9         (56.3)          -       (45.0)      (38.9)         -          -
                                    ---------      -------       -------    --------     -------    --------     ------      -----
Balance at September 30, 2004        $ 146.2       $ 461.8       $ 146.2    $ (175.1)    $ 121.5    $ (377.1)    $ (8.8)     $ 2.2
                                    =========      =======       =======    ========     =======    ========     ======      =====

                                     Ashtola         UGI
                                   Production    Enterprises,
                                     Company         Inc.
                                  ------------   -------------
Balance at September 30, 2003        $ (9.8)       $ (26.0)

     Net income (loss)                    -           26.3

     Dividends on Common Stock            -          (15.0)
                                     ------        -------
Balance at September 30, 2004        $ (9.8)       $ (14.7)
                                     ======        =======